EMI

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

16th November, 2004.

Attn: Filing Desk - Stop 1-4

04046323

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 5th November 2004, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 16th November 2004, confirming that The Goldman Sachs Group, Inc. had, as at 12th November 2004, decreased its interest in EMI Group plc Ordinary Shares of 14p each to 31,096,749 shares, being 3.94% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

dlw 11/30

VIA PR NEWSWIRE DISCLOSE

ER 04/55

Company Announcements Office,
London Stock Exchange.

16th November, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by The Goldman Sachs Group, Inc. on behalf of itself and its subsidiaries, in a letter dated and received by fax on 16th November 2004, that, as at 12th November 2004, The Goldman Sachs Group, Inc. had decreased its interest in EMI Group plc Ordinary Shares of 14p each to 31,096,749 shares, being 3.94% of the shares in issue. We were further notified that 12,818,655 shares, together with an additional 1,016 shares from a beneficial interest of 508 American Depositary Receipts, were held by Goldman, Sachs & Co., and that 18,277,078 shares were beneficially owned by Goldman Sachs International, both companies being direct subsidiaries of The Goldman Sachs Group, Inc.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231